

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
Michel G. Laporte
Chief Executive Officer
Methes Energies International Ltd.
3651 Lindell Road, Suite D-272
Las Vegas, NV 89103

> **Re:** **Methes Energies International Ltd.**
> **Registration Statement on Form S-1**
> **Filed June 22, 2012**
> **File No. 333-182302**

Dear Mr. Laporte:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

3. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

4. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Calculation of Registration Fee

5. Your fee table indicates that your common stock has no par value. However, your disclosures throughout the prospectus attribute a $0.001 par value to your common stock. Please make revisions as appropriate.

Prospectus Summary, page 1

6. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your competitive strengths with a discussion of the risks your business faces from your historical reliance on a few major customers, your negative working capital, and your history of net losses.

Risk Factors, page 7

7. Please add a risk factor addressing your history of losses.

Risks Related to Our Operations and Market, page 7

We have installed a larger version of our Denami processor . . . , page 7

8. You state that potential problems with the Denami 3000 processor could increase costs and delay the start of full scale production. If true, please also disclose in this risk factor that potential problems with the Denami 3000 processor could adversely affect your ability to sell the processors, which may negatively affect your results of operations.

The development of alternative fuels and energy sources . . . , page 10

9. Please explain the differences between renewable diesel and biodiesel.

Our business is subject to seasonal and quarterly fluctuations . . . , page 11

10. We note your references to "cloud point" in this risk factor and throughout the prospectus. Please explain the meaning of "cloud point."

We are an "emerging growth company" under the U.S. JOBS Act . . . , page 11

11. You disclose that you are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. Please state in this risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Management's Discussion and Analysis . . . , page 22

Factors Influencing Our Results of Operations, page 23

12. You state on page 24 that your largest customer accounted for 83% of total revenue in 2011 and your three largest customers accounted for 31%, 19% and 15% of total revenue in 2010. You then state that you believe that the loss of one or more of these three customers or the loss of your largest customer in 2011 would not have a material adverse effect on your business. Please explain to us in detail the basis for this belief, or revise your filing accordingly. Quantify the impact of the "new and larger customers" that have purchased from you in 2012.

Components of Revenue and Expense, page 24

13. In the table explaining the components of revenue, it appears that the amounts for Equipment sales and Government incentive have been switched, based on your textual discussions that follow and the table on page 26. Please revise accordingly.

Results of Operations, page 26

14. Where you identify multiple factors that contributed to a change in your results of operations, please quantify each contributing factor so an investor may assess the materiality of each factor. For example, on page 26, you disclose that the increase in biodiesel sales from November 30, 2010 to November 30, 2011 was due to opportunistic purchases of biodiesel from third-party producers in Canada and an increase in the biodiesel selling price, but you do not quantify how much each factor contributed to the increase. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please address this comment with respect to each reporting period.

15. You state on page 27 that for the year ended November 30, 2010, feedstock sales were included in "other" revenue in your consolidated statements of operations, instead of "feedstock sales". Please tell us why feedstock sales were not, instead, conformed to the November 30, 2011 presentation. Similarly, please tell us why sales of methanol, catalyst and resin and related shipping fees were not included as feedstock sales for the year ended November 30, 2010. In this regard, the table on page 24 appears to illustrate the appropriate comparisons for these line items.

16. Please revise your filing to break out and quantify the material components of all other cost of goods sold for each period presented and the changes therein. You disclose on page 27 that all other costs of goods sold, excluding biodiesel cost of goods sold, decreased "mainly due to cost of equipment sold in 2010 of $1.33 million compared to cost of equipment sold in 2011 of $120,000." However, we note that no Denami 600 processors were sold in 2011. Please ensure you address this apparent anomaly in your response.

Liquidity and Capital Resources, page 30

17. Please revise your filing to quantify days sales outstanding and inventory turnover for the periods presented and to explain material variances therein, given that accounts receivable and inventories are material to your financial position and liquidity.

18. We note your disclosure on page 31 that in order to meet your objective to complete the development of the Sombra facility by the third quarter of fiscal 2012, "additional financing is required." Please revise your filing to: (i) quantify how much it will cost, over the next twelve months, to complete such development as well as to meet your regular operating needs; (ii) describe the steps or milestones associated with the facility completion and other pertinent operating plans; and (iii) quantify how much it will cost to achieve each of those steps or milestones. Please provide a discussion of the extent to which you are currently using funds in your operations on a monthly basis. Finally, please discuss your long-term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

Critical Accounting Policies, page 32

19. We note your statement on page 33 that the accounting estimate related to the valuation of inventories is critical because it is "susceptible to changes from period-to-period due to the requirement for management to make estimates relative to the underlying factors." Given this disclosure and the materiality of inventories to your consolidated financial statements, please revise to address why there is apparently no need for an inventory valuation allowance or reserve account.

Business, page 36

Growth Plan, page 36

20. If available, please provide a timeline for the components of your growth plan, or tell us why you do not believe you are able to do so.

21. In the first paragraph, you disclose your intention to develop a computer-linked, North American network of small and medium-scale independent biodiesel producers. Please discuss the purpose of this network, its role in your business, whether it is the type of

network in which the biodiesel producers must consent to be included, and how you intend to expand it. Additionally, please explain the proposed function of the network and the types of services to be provided to members of the network.

22. We note that you expect the Sombra facility to begin full-scale operation at or near capacity in July 2012. Please provide an updated status of this expectation.

23. Please provide us with the basis for your belief that there is demand for small and intermediate biodiesel processors in Europe, Asia, and South America that you have been unable to exploit.

24. In the last bullet point in this section, you reference your strong research and development background. Please provide us with the basis for this reference. In this regard, we note you do not discuss your research and development background, other than with respect to the development of your Denami processors and related software, and you do not disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities in accordance with Item 101(h)(4)(x). Rather, you state that you do not separately capture the costs of research and development activities for accounting purposes.

Competitive Advantages, page 37

25. You refer to multiple revenue streams as one of your competitive strengths. Please clarify here the percentage of revenues that you receive from each revenue stream. In this regard, we note that your largest source of revenue stems from the sale of biodiesel fuel produced by others.

26. In the third bullet point, you state that your software monitors your processors for real-time information. Please discuss the type of information you obtain from the software.

27. On page 38, you disclose that the modular component design of your Denami processors permits upgrades in a cost-effective manner. Please explain to us how you are able to make this statement in light of the fact that you do not currently know what changes and upgrades will be required in the future. Please disclose whether there may potentially be some instances when the modular component design will not be compatible with required upgrades.

Biodiesel Industry Background, page 38

28. Please provide us with copies of the reports citing the market data you provide throughout the prospectus, particularly in this section through page 41 and on page 48, marked with page references tracking your disclosures in the filing. Please disclose whether the market, industry, and other data you discuss in the registration statement represent the most recently available data and therefore, remain reliable. Please also

disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933, as amended.

Benefits of Biodiesel: Environmental and Lubricity, page 39

29. We note your discussion of the BQ9000 accreditation. Please disclose whether you are BQ9000 accredited.

Our Biodiesel Production Process, page 41

30. You refer to three different routes to produce methyl esters from oils and fats. Please briefly describe these different routes.

Supplies, page 44

Feedstock, page 44

31. Please disclose whether feedstock supplies are readily available. Refer to Item 101(h)(4)(v) of Regulation S-K.

Risk Management, page 45

32. Please describe how you attempt to manage the risks associated with the prices for feedstock and biodiesel fuel.

Sales and Marketing, page 45

Biodiesel Processors, page 46

33. You state that your sales team targets potential buyers "looking to enter" the biodiesel production industry. Please clarify whether you only market your processors to buyers who are "looking to enter" the biodiesel production industry or whether you also market to those who already produce biodiesel. In this regard, we note your statement that your target market segment is "biodiesel production facilities." Additionally, if known, please disclose the size of your target market, and provide us with data supporting your disclosure.

Competition, page 48

34. We note that you provide consulting services to other biodiesel producers and that you even purchase biodiesel from other producers. Please discuss the effects, if any, that the consulting services and your purchases of biodiesel may have on competition.

Intellectual Property, page 49

35. Please disclose whether the structure and design of your Denami processors are protected by patent or other intellectual property laws. If such structure and design is not protected, please disclose any material adverse effects the lack of protection may have on your business.

Management, page 50

36. Please ensure you describe the business experience for all of the past five years for each of your directors and executive officers. In this regard, we note you do not disclose Keith Grafton's business experience from November 2010 through March 2011, and you only disclose Afrin Sham's business experience for the past four years. Refer to Item 401(e) of Regulation S-K.

37. We note the disclosure regarding your CFO. Please clarify for us whether Mr. Stoltenberg has an active CPA license and, if so, in what state.

Executive Compensation, page 53

38. Please revise this section to include executive compensation information for your two most highly compensated executive officers other than your principal executive officer, who were serving as executive officers at the end of the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Principal Stockholders, page 57

39. You state that the table discloses beneficial ownership for your two director nominees. Please include your third director nominee, Anthony T. Williams, in the table as well. Refer to Item 403(b) of Regulation S-K.

40. Please disclose the natural persons who exercise the voting and dispositive powers over Green Biofuel LLC, Marketing Management Group Inc., and World Asset Management Inc. Refer to Instruction 2 to Item 403 of Regulation S-K.

Underwriting, page 64

Representative's Warrant, page 65

41. As appropriate, please revise your disclosure to accurately reflect when the representative's warrants will become exercisable. In this regard, we note your disclosure in this section conflicts with your disclosure on page 60 of the prospectus and on page 2 of Exhibit 4.4. Here, you state that the representative's warrants will be exercisable at any time beginning 180 days after the effective date of the offering. However, on page 60 of the prospectus, you state that the representative's warrants will be exercisable beginning one year after the effective date of the offering, and on page 2 of Exhibit 4.4, you state that the representative's warrants may be exercised commencing on the first anniversary of the effective date. If the representative's warrants are not exercisable within one year, please note that even though this registration statement covers the issuance of the underlying securities to the representative upon exercise of the warrants, you must file a post-effective amendment to this registration statement covering the resale of the underlying securities. Refer to Question 139.05 of the Securities Act Sections Compliance and Disclosure Interpretations.

Notes to Consolidated Financial Statements, page F-7

3. Accounts Receivable, page F-13

42. Given there is no allowance for doubtful accounts at February 29, 2012 and the large accounts receivable balance at that date, tell us how much of the $1.08 million was subsequently collected.

Exhibits and Financial Statement Schedules, page II-3

43. Please tell us what consideration you gave to filing the term loan facility agreement between Methes Energies Canada Inc. and a lender as well as the agreement for a $1 million loan with one of your stockholders as exhibits to the registration statement. In this regard, we note your statement on page 22 that these agreements will contribute to providing the company with the financial resources it needs to meet its development goals and ongoing operational requirements. Refer to Item 601(b)(10) of Regulation S-K.

44. Please tell us what consideration you gave to filing the lock-up agreements with your officers, directors, and holders of 5% or more of your common stock as well as the exclusive manufacturing agreement with TKMS as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Signatures, page II-6

    45. Please have your controller or principal accounting officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Stephen Zelnick, Esq. (*via e-mail*)
        Morse, Zelnick, Rose & Lander LLP